Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for Research Frontiers Incorporated and, under the date of March 15, 2005, we reported on the consolidated financial statements of
Research Frontiers, Inc. and subsidiary as of and for the years ended December 31, 2004 and 2003, and management's assessment of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004. On April 14, 2005, our appointment as principal accountants was terminated.
We have read Research Frontiers Incorporated's statements included under Item 4.01 of its Form 8-K dated April 14, 2005, and we agree with such statements, except we are not in a position to agree or disagree with Research Frontiers Incorporated's statements that: the Audit Committee approved the engagement of BDO Seidman LLP effective April 14, 2005, to serve as the Company's independent auditor for its fiscal year ending December 31, 2005;
the dismissal of KPMG LLP and the appointment of BDO Seidman LLP was approved by the Audit Committee and then by the full Board of Directors of the Company; and that during the Company's two most recent fiscal years ended December 31, 2004 and 2003, and the subsequent interim period through April 14, 2005, the Company did not consult with BDO Seidman with respect to the application of accounting principles to a specified transaction, either contemplated or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements.

Very truly yours,

/s/KPMG LLP
   KPMG LLP